Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com

215.564.8011

July 17, 2013
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Registrant”)
File Numbers 333-155709; 811-22255

Dear Mary:

I am writing in response to your comments, which you provided to us during a telephone conversation on June 19, 2013, to the post-effective amendment to the Registrant’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on May 1, 2013, on behalf of the following series (each a “Fund” and collectively, the “Funds”):

•	EGShares EM Bond Investment Grade Short Term ETF

•	EGShares EM Bond Investment Grade Intermediate Term ETF

•	EGShares EM Bond Investment Grade Long Term ETF

•	EGShares EM Dividend High Income ETF

•	EGShares EM Asia Consumer ETF

We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Funds’ effectiveness.  Please note that we will respond to your comments to EGShares EM Strategic Sector Allocation ETF, EGShares EM Tactical Sector Allocation ETF and EGShares EM Equal Weight Sector ETF (which were originally included in the Registration Statement) in a separate response letter and a separate post-effective amendment to be filed at a later date.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 17, 2013

I have reproduced your comments in italics below, followed by our responses.

Prospectus

1.           The comments provided to Post-Effective Amendment No. 34 (the actively managed funds) relating to similar disclosure issues also apply to these Funds.

Response: The Registrant has incorporated these comments to the extent they are applicable.

2.           The use of “EM” in the Fund names suggests that each Fund needs an 80% test in emerging markets securities.

Response:  The Registrant has revised the disclosure for the Funds to incorporate an 80% test for investing in emerging markets securities.

In addition, the Registrant has also added the following disclosure to the SAI for each Fund:

“The Funds have adopted non-fundamental investment policies obligating them to commit, under normal market conditions, at least 80% of their assets to investments in emerging markets securities. In addition, EGShares EM Bond Investment Grade Short Term ETF, EGShares EM Bond Investment Grade Intermediate Term ETF and EGShares EM Bond Investment Grade Long Term ETF have each adopted a non-fundamental investment policies obligating them to commit, under normal market conditions, at least 80% of their assets to investments in bonds.  For purposes of each such investment policy, “assets” include a Fund’s net assets, plus the amount of any borrowings for investment purposes. The Fund will provide investors with at least 60 days’ notice prior to changes in this policy.”

3.           Confirm to staff that none of the Funds have Acquired Fund Fees and Expenses that should be disclosed in their fee tables.

Response: The Registrant does not anticipate that the Funds will pay any such fees in the first year of operations.

4.           In the Funds’ fee tables, given that there are carve-outs in the footnote for certain fees, why is there no line item for “12b-1 Plan”?

Response: The Registrant does not anticipate that the Funds will pay any such fees in the first year of operations.  Instruction 1(c) to Item 3 of Form N-1A provides that “A Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.”  Therefore, there is no line item for “12b-1 Plan” in the fee tables.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 17, 2013

5.           With respect to the fees that the investment adviser does not pay, should they be disclosed as “Other Expenses”?

Response: Any such fees (with the exception of acquired fund fees and expenses) will be disclosed either as “Other Expenses” in each Fund’s fee table or as extraordinary expenses (if material) in a footnote to each Fund’s fee table pursuant to Instruction 3(c)(ii) to Item 3 of Form N-1A.

6.           In the footnote to each fee table, either delete the term “nonroutine” or clarify its meaning.

Response:  The footnote disclosure has been revised to clarify that non-routine expenses include merger expenses. This classification is necessary to contractually exclude costs of mergers because of informal SEC staff comments suggesting that merger expenses are not “extraordinary.”  As revised, the footnote reads:

“(1)           EGA pays all of the expenses of the Fund, except for the fee payment under the investment advisory agreements between EGA and the Trust, payments under each Fund’s 12b-1 plan (if any), brokerage expenses, taxes, interest, and litigation expenses, and other extraordinary or merger expenses.”

7.           For EGShares EM Bond Investment Grade Short Term ETF, because “short term” appears in the Fund name, the 80% test should apply to short term bonds.

Response:  The Registrant has revised the disclosure to read:

“Under normal conditions, the Fund will invest at least 80% of its net assets in emerging market short term sovereign and corporate bonds, a substantial portion of which will be rated investment grade.”

The disclosure for the EGShares EM Bond Investment Grade Intermediate Term ETF and EGShares EM Bond Investment Grade Long Term ETF has also been revised to reflect that 80% of each Fund’s net assets will be invested in intermediate and long term sovereign and corporate bonds, respectively.  As noted above, disclosure has also been added to the SAI specifying that investors will receive at least 60 days’ notice prior to changes in this policy.

8.           For EGShares EM Bond Investment Grade Short Term ETF, is the underlying index an affiliated index?

The Registrant confirms that the underlying index for EGShares EM Bond Investment Grade Short Term ETF, as well as the other Funds in the Registration Statement, are not affiliated indexes.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 17, 2013

9.           For EGShares EM Bond Investment Grade Short Term ETF, please clarify the meaning of the term “effective maturities” in the second paragraph of the Fund’s Principal Investment Strategies?

Response: The following sentence has been added to the Principal Investment Strategies section:

“Effective maturity means the average expected repayment date of the portfolio taking into account the maturity dates of the securities in the portfolio.”

10.           For EGShares EM Bond Investment Grade Short Term ETF, disclose somewhere in the prospectus that the Fund will have an average weighted maturity of no more than three years.

Response: The following sentence has been added:

“Through its investments, the Fund will have an average weighted maturity of no more than 3 years.”

Appropriate disclosure regarding average weighted maturity has also been added for the EGShares EM Bond Investment Grade Intermediate Term ETF and EGShares EM Bond Investment Grade Long Term ETF.

11.           For EGShares EM Bond Investment Grade Short Term ETF, define “duration” where it is used in the third paragraph of the Fund’s Principal Investment Strategies.

Response: The following sentence has been added:

“Duration measures the sensitivity of bond prices to changes in interest rates. The longer the duration of a bond, the longer it will take to repay the principal and interest obligations and the more sensitive it will be to changes in interest rates.”

12.           Consider shortening the risk disclosure for Redemption Risk and Cash Transaction Risk in the Fund Summary.

Response: The Registrant has shortened the Cash Transaction Risk disclosure in the Fund Summaries to read:

               “Cash Transactions In certain instances, unlike most ETFs, the Fund may effect creations and redemptions for cash, rather than in-kind. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF.”

The Registrant has moved Redemption Risk from the summary prospectus to the statutory prospectus under the heading “ADDITIONAL SECURITIES, INSTRUMENTS AND STRATEGIES.”

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 17, 2013

13.           For the EGShares EM Bond Investment Grade Intermediate Term ETF, the same comments to the EGShares EM Bond Investment Grade Short Term ETF are applicable to the Fund.

Response:  The comments have been incorporated, to the extent they are applicable, into the disclosure for the EGShares EM Bond Investment Grade Intermediate Term ETF, as well as the EGShares EM Bond Investment Grade Long Term ETF.

14.           For the EGShares EM Asia Consumer ETF, in the Principal Risks section, for the risk related to “China, India, Indonesia, Malaysia, Thailand and the Philippines,” consider whether China should be its own separate risk.

Response: Registrant has revised the disclosure to provide separate detailed risks for both China and India in the statutory prospectus.

15.           For the EGShares EM Asia Consumer ETF, Small Cap and Mid Cap Companies Risk is disclosed.  Please confirm that there is a corresponding investment strategy.

Response: Registrant has a corresponding investment strategy regarding small cap and mid cap companies, stating:

“The Fund invests in the constituent companies of the Emerging Markets Asia Consumer Underlying Index, which may include small, medium and large capitalized companies (“small cap”, “mid cap” and “large cap” companies, respectively), and are consumer goods and services companies domiciled in China, India, Indonesia, Malaysia, Thailand and the Philippines having a market capitalization of at least $100 million at the time of purchase.”

16.           In the Additional Securities, Strategies and Instruments section, which provides swaps disclosure, the staff notes that if a Fund is writing credit default swaps, it must set aside liquid assets to cover their notional value.

Response: The Funds do not presently intend to write credit default swaps.  Accordingly, this language has been moved to the SAI.  However, in the event the Funds do write credit default swaps, they will cover their obligations under the instrument by designating cash and liquid assets in accordance with IC Rel. No. 10666 and related no-action letters.

17.           Please ensure that the Funds comply with the July 30, 2010 letter from Barry Miller to the Investment Company Institute (the “ICI”).

Response: Because the Funds anticipate only limited use of derivatives, the derivatives disclosure has been moved to the Funds’ SAI.  Registrant believes that the descriptions of strategies and risks related to the use of derivatives are sufficiently specific as to each Fund’s use of derivatives, and that current descriptions are consistent with the requirements of the ICI letter.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
July 17, 2013

18.           Please represent in the response that the derivatives disclosed in the Additional Securities, Strategies and Instruments section are not used to meet any of the Funds’ 80% tests.

Response: The Registrant confirms that these derivatives are not used to meet the requirement in the Fund’s exemptive order that it be invested at least 80% in securities included in its underlying index, but may be included for purposes of satisfying the 80% requirement in Rule 35d-1 in accordance with note 13 to the 2001 Names Rule Adopting Release (Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) (“In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”).

19.           It is the staff’s position with respect to counterparty risk that if more than 25% of a Fund’s assets are invested with any single counterparty, the staff would need to see the financials of that particular entity.  Please confirm that this is not the case.

Response: The Funds have no present intention of investing more than 25% of their assets with any single counterparty and have so stated in the SAI.

* * *

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:        Robert C. Holderith